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                                                                  EXHIBIT (a)(3)
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                           [LOGO OF AQUA ALLIANCE]


                                                                  July 16, 1999

Dear Stockholders and Warrantholders:

  I am pleased to inform you that, on July 9, 1999, Aqua Alliance Inc. ("Aqua Alliance") entered into an Agreement and Plan of Merger (the "Agreement") with Vivendi, a societe anonyme organized under the laws of the Republic of France and the majority beneficial shareholder in Aqua Alliance ("Vivendi") and Aqua Acquisition Corporation (the "Purchaser"), an indirect wholly owned subsidiary of Vivendi, which is a majority shareholder of Aqua Alliance, pursuant to which the Purchaser has commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of Aqua Alliance Class A Common Stock (the "Shares") at a purchase price of $2.90 per share and all of the outstanding Warrants to purchase the Shares issued pursuant to the Aqua Alliance Rights Offering dated January 26, 1998 (the "Warrants") at a purchase price of $0.40 per Warrant. Under the Agreement, the Offer will be followed by a merger (the "Merger") in which any remaining Shares will be converted into the right to receive $2.90 per share in cash, without interest, and any remaining Warrants will be converted into the right to exercise each Warrant, with an exercise price of $2.50 per Warrant, in exchange for $2.90 in cash, without interest.

  YOUR BOARD OF DIRECTORS, AFTER RECEIVING THE REPORT AND RECOMMENDATION OF A SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS, HAS DETERMINED BY A UNANIMOUS VOTE OF THOSE MEMBERS PRESENT THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS AND WARRANTHOLDERS, HAS APPROVED THE OFFER AND THE MERGER, AND UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS WHO WISH TO RECEIVE CASH TENDER THEIR SHARES AND WARRANTS PURSUANT TO THE OFFER.

  In arriving at their decisions, a Special Committee of the Board of Directors and the Board of Directors of Aqua Alliance gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. Among other things, the Special Committee retained The Beacon Group Capital Services, LLC ("Beacon") to act as financial advisor to the Company. The Special Committee and the Board of Directors of Aqua Alliance considered the opinion of Beacon that the cash consideration to be received in the Offer and the Merger is fair to the recipients other than Vivendi.

  In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated July 16, 1999, of the Purchaser, together with related materials including a Letter of Transmittal to be used for tendering your Shares and Warrants. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares and Warrants. I urge you to read the enclosed material carefully.

                                         Sincerely,

                                         /s/ THIERRY M. MALLET
                                         _____________________
                                         Thierry M. Mallet,
                                         President & Chief Executive Officer